NO ACT

PE
12-3-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003701

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 03 2013

Washington, DC 20549

December 3, 2013

Matthew Lepore
Pfizer Inc.
matthew.lepore@pfizer.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 12-3-13

Re: Pfizer Inc.

Dear Mr. Lepore:

This is in regard to your letter dated December 3, 2013 concerning the shareholder proposal submitted by the Christopher Reynolds Foundation, the Unitarian Universalist Association and Friends Fiduciary Corporation for inclusion in Pfizer's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Pfizer therefore withdraws its November 19, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Stephen Viederman
The Christopher Reynolds Foundation

*** FISMA & OMB Memorandum M-07-16 ***



Matthew Lepore
Corporate Secretary
Chief Governance Counsel

Pfizer Inc.
235 East 42nd Street, New York, NY 10017
Tel +1 212 733 7513 Fax +1 212 338 1928
Matthew.Lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 3, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. Withdrawal of No-Action Request, Dated November 19, 2013, Regarding the Shareholder Proposal of The Christopher Reynolds Foundation and the Unitarian Universalist Association and Friends Fiduciary Corporation, as co-filers

Ladies and Gentlemen:

We refer to our letter, dated November 19, 2013 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Pfizer Inc. ("Pfizer") may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The Christopher Reynolds Foundation (the "Reynolds Foundation") and the Unitarian Universalist Association ("UUA") and Friends Fiduciary Corporation ("FFC"), as co-filers, from the proxy materials to be distributed by Pfizer in connection with its 2014 annual meeting of shareholders.

Attached hereto as Exhibit A is an email, dated December 2, 2013 (the "Reynolds Foundation Withdrawal Letter"), from the Reynolds Foundation to Pfizer withdrawing the Proposal. The Reynolds Foundation Withdrawal Letter states that it is withdrawing the Proposal on its own behalf as well as on behalf of co-filers UUA and FFC. In reliance on the Reynolds Foundation Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore
Corporate Secretary
Chief Governance Counsel

Enclosures

cc: Stephen Viederman, The Christopher Reynolds Foundation
Timothy Brennan, Unitarian Universalist Association
Jeffery W. Perkins, Friends Fiduciary Corporation
Timothy Smith, Walden Asset Management

Exhibit A

From: Steve Viederman *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 02, 2013 9:57 AM
To: Lepore, Matthew; Rolon, Suzanne Y.
Cc: Tim Brennan; Jeff Perkins; Andrea Panaritis
Subject: Reynolds Foundation Resolution

Dear Matt and Suzanne,

I have returned from work in the U.K. and wanted to circle back with you about our resolution and next steps.

We have received the extensive and thoughtful challenge to the SEC you forwarded to us. The point about Evelyn Davis's quirky resolution overlapping with the subject matter of our resolution was especially interesting. While Pfizer was correct according to the letter of the SEC proxy regulations, we thought the substance was a reach.

When we met and in follow-up emails we had proposed a number of points for your consideration that we had hoped would be the basis of an agreement and the resolution withdrawal.

In the meeting we asked (as we had in the past) that Pfizer selectively exercise its role as a funder and supporter of organizations like the Chamber, BRT and ALEC. We asked you to talk to leadership within the organizations on issues that concern you. We also asked that you make public your differences to make clear that Pfizer did not support particular positions, actions and lobbying stances of these organizations.This would demonstrate Pfizer's integrity. One current example we raised was ALEC's campaign against renewable energy at the state level. While Pfizer kept an open mind to discuss this with us there was no appetite for changing your present position.

Secondly we explicitly asked for an expansion of your lobbying disclosure and sent you additional materials illustrating best disclosure practices by other companies.We hoped that Pfizer would respond positively. While we were thanked for the information sent we received no response or indication that you planned to expand lobbying disclosure nor that you had decided not to do so. That was disappointing since we had explicitly indicated that progress on lobbying disclosure could result in the withdrawal of the resolution.

We look forward to discussing these issues with Mr. Singer as you had proposed. We also will be pleased to meet with your Pfizer colleague sitting on the Chamber Environment Committee, Steve Brooks.

We look forward to hearing from you about your interests in continuing such initiatives going forward.

Through this email I confirm that the Reynolds Foundation and the supporting cofilers (UIUA and FFC) are withdrawing the resolution for inclusion in the 2014 Pfizer Proxy .

We look forward to continuing conversations.

Stephen Viederman, Chair Finance Committee
Christopher Reynolds Foundation

Copy—
Tim Brennan, UUA
Jeff Perkins, Friends Fiduciary,
Timothy Smith, Walden Asset Management

Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

(212) 639 9497 (office)

*** FISMA & OMB Memorandum M-07-16 ***



Matthew Lepore
Corporate Secretary
Chief Governance Counsel

Pfizer Inc.
235 East 42nd Street, New York, NY 10017
Tel +1 212 733 7513 Fax +1 212 338 1928
Matthew.Lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

November 19, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2014 Annual Meeting
Omission of Shareholder Proposal of The Christopher
Reynolds Foundation and the Unitarian Universalist
Association and Friends Fiduciary Corporation, as co-filers

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The Christopher Reynolds Foundation (the "Reynolds Foundation") and the Unitarian Universalist Association (the "UUA") and Friends Fiduciary Corporation ("FFC"), as co-filers, from the proxy materials to be distributed by Pfizer in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials"). The Reynolds Foundation, the UUA and FFC are sometimes referred to collectively as the "Proponents."

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to each of the Proponents as notice of Pfizer's intent to omit the Proposal from the 2014 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if any of them submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> **Resolved:** Shareholders request that the Board of Directors initiate a review and assessment of organizations in which Pfizer is a member or otherwise supports financially for involvement in lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and provided to shareholders.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2014 proxy materials pursuant to:

- Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as shareholder proposals that were included in Pfizer's 2011 and 2012 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission;
- Rule 14a-8(i)(10) because Pfizer has substantially implemented the Proposal; and
- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Pfizer's ordinary business operations.

In the event that the Staff does not concur with the exclusion of the Proposal from the 2014 proxy materials pursuant to the above provisions, we respectfully request that the Staff concur in Pfizer's view that the UUA may be excluded as a co-filer of the Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because it failed to provide sufficient proof of ownership for one year preceding and including the date it submitted the Proposal to Pfizer.

III. Background

Pfizer received the Proposal, accompanied by a cover letter from the Reynolds Foundation, by email on October 4, 2013. After confirming that the Reynolds Foundation was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on October 7, 2013, Pfizer sent a letter to the Reynolds Foundation requesting a written statement from the record owner of the Reynolds Foundation's shares verifying that it had beneficially owned the requisite number of shares of Pfizer common stock continuously for at least one year as of the date of submission of the Proposal. On October 9, 2013, Pfizer received a letter from Morgan Stanley, dated October 4, 2013, verifying the Reynolds Foundation's stock ownership as of such date. Copies of the Proposal, cover letter, broker letter and related correspondence are attached hereto as Exhibit A.

On October 8, 2013, Pfizer received a letter from the UUA, dated October 7, 2013, stating that it was a co-filer of the Proposal. After confirming that the UUA was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on October 9, 2013, Pfizer sent a letter to the UUA (the "Deficiency Letter") requesting a written statement from the record owner of the UUA's shares verifying that it had beneficially owned the requisite number of shares of Pfizer common stock continuously for at least one year as of the date of submission of the Proposal. On October 21, 2013, Pfizer received a letter from State Street Bank, dated October 11, 2013 (the "Broker Letter"), verifying the UUA's stock ownership as of such date. Copies of the cover letter, the Deficiency Letter and the Broker Letter are attached hereto as Exhibit B.

On November 13, 2013, Pfizer received a letter from FFC, dated November 12, 2013, stating that it was a co-filer of the Proposal, and a letter from US Bank NA, dated November 12, 2013, verifying FFC's stock ownership as of such date. Copies of the cover letter and the broker letter are attached hereto as Exhibit C.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(12)(ii) Because It Deals with Substantially the Same Subject Matter as Shareholder Proposals Included in Pfizer's 2011 and 2012 Proxy Materials and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission.

Under Rule 14a-8(i)(12)(ii), a shareholder proposal may be excluded from a company's proxy materials if it deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years," and the proposal received "[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

A. Precedent Regarding Exclusion under Rule 14a-8(i)(12).

The Staff has confirmed on numerous occasions that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for, and meaning of, this revision in Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release"):

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgements, but anticipates that those judgements will be based upon a consideration of the *substantive concerns* raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

(Emphasis added.)

When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying issues with a prior proposal, even if the proposals recommend that the company take different actions. *See, e.g., Bank of America Corp.* (Jan. 11, 2007) (permitting exclusion of a proposal requesting a report on political contributions and related policies and procedures as covering substantially the same subject matter as a prior proposal requesting that the company publish a report in national newspapers detailing political and lobbying contributions); *Medtronic, Inc.* (June 2, 2005) (permitting exclusion of a proposal requesting a listing of all political and charitable contributions as covering substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Bank of America Corp.* (Feb. 25, 2005) (same); *Dow Jones & Co., Inc.* (Dec. 17, 2004) (permitting exclusion of a proposal relating to donations to a particular non-profit organization because it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Eastman Chemical Co.* (Feb. 28, 1997) (permitting exclusion of a proposal relating to the supply of raw materials to tobacco companies because it dealt with substantially the same subject matter as a prior proposal requesting that the company divest its filter tow products line, a line that produced materials used to manufacture cigarette filters).

In particular, the Staff has permitted exclusion of a proposal requesting that the board authorize the preparation of a report on the company's lobbying contributions and expenditures under Rule 14a-8(i)(12) where the proposal and the prior proposals dealt with overlapping subject matters. In *Pfizer Inc.* (Jan. 9, 2013), the Staff permitted the exclusion of a proposal requesting a report on lobbying contributions because the proposal dealt with substantially the same subject matter as prior proposals requesting disclosure of both lobbying contributions and political contributions.

B. The Proposal Deals with Substantially the Same Subject Matter as Two Previously Submitted Proposals.

Pfizer has received various shareholder proposals relating to its policies and procedures regarding political contributions and lobbying expenditures over the past several years. Pfizer included the following shareholder proposal in its proxy materials for its 2012 annual meeting of shareholders (the "2012 Proposal," attached hereto as Exhibit D):

> RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

In addition to the 2012 Proposal, Pfizer included the exact same shareholder proposal in its proxy materials for its 2011 annual meeting of shareholders (the "2011 Proposal," attached hereto as Exhibit E). The subject matter of both the 2012 Proposal and the 2011 Proposal (together, the "Previous Proposals") is corporate contributions in political campaigns as well as corporate contributions in respect of "attempts to influence legislation," *i.e.*, lobbying.

As noted above, under Rule 14a-8(i)(12) a company may exclude a shareholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The substantive concern expressed in the Previous Proposals relates to Pfizer's corporate contributions in political campaigns and lobbying. Similarly, the Proposal seeks review and disclosure regarding Pfizer's contributions to organizations involved in lobbying and the supporting statement indicates that the review should assess controls "governing the use of corporate assets for political purposes." Accordingly, although the specific language and corporate actions proposed in the Previous Proposals and the Proposal may differ, each address the same substantive concern of corporate contributions to the political process, including for purposes of lobbying.

C. The Proposal Included in Pfizer's 2012 Proxy Materials Did Not Receive the Shareholder Support Necessary to Permit Resubmission.

Rule 14a-8(i)(12)(ii) provides that a company may exclude a proposal that deals with substantially the same subject matter as previously submitted proposals if the proposal received "[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years." Staff Legal Bulletin No. 14 (July 13, 2001) explains that only votes for and against a proposal are included in the calculation of the shareholder vote; abstentions and broker non-votes are not included. As disclosed in Pfizer's Current Report on Form 8-K, filed with the Commission on April 27, 2012 and attached hereto as Exhibit F, there were 204,684,969 votes cast in favor of the 2012 Proposal and 4,780,810,687 votes cast against the 2012 Proposal. This amounts to 4.11% of the votes cast in favor of the 2012 Proposal. Thus, the last time that Pfizer's shareholders considered a proposal substantially similar to the Proposal, it received less than 6% of the votes cast. Accordingly, Pfizer believes the Proposal, dealing with substantially the same subject matter as the Previous Proposals, is excludable under Rule 14a-8(i)(12)(ii) for failing to receive the requisite shareholder support.

V. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because Pfizer Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* 1983 Release and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal such that the company's actions satisfactorily address the proposal's underlying concerns and essential objective. *See, e.g., Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions where the company's "policies, practices and procedures, as well as its public disclosures, compare[d] favorably with the guidelines of the proposal"); *General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (on reconsideration, permitting exclusion of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted a political contributions report on its website); *PG&E Corp.* (Mar. 10, 2010) (permitting exclusion of a proposal requesting a report on the company's charitable contributions where most of the requested information was on the company's website); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion of a proposal requesting a report on policies and procedures for political contributions where the company adopted Corporate Political Contributions Guidelines and disclosed its political contributions); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a proposal requesting a sustainability report where the company already published a sustainability report as part of its corporate responsibilities report); *The Gap, Inc.* (Mar. 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders); *Nordstrom, Inc.* (Feb. 8, 1995) (permitting exclusion of a proposal requesting commitment to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion of a proposal requesting that the company adopt the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment).

In addition, the Staff has permitted exclusion of proposals seeking a review or disclosure of certain policies or practices where the company demonstrated that it had undertaken such review or reported on such matters, notwithstanding the fact that the supporting statement and/or the proponent may have advocated that a particular policy be adopted or action be taken. For example, in *Target Corp.* (Johnson and Thompson) (Mar. 26, 2013), the Staff concurred with the exclusion of a proposal requesting that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions intended to influence an election or referendum where the company confirmed that the board, in response to a similar shareholder proposal received during the company's 2012 proxy season, had considered the proposed policy and determined that such a policy would be detrimental to the company and had disclosed the foregoing in its 2012 proxy statement. The Staff concurred that the company had substantially implemented the proposal because its public disclosures compared favorably with the guidelines of the proposal, despite the proponent's contention that the company's review and disclosures were inadequate. In *Pfizer Inc.* (Jan. 11, 2013, *recon. denied* Mar. 1, 2013), the Staff concurred with the exclusion of a proposal requesting that the board issue a report detailing measures implemented to reduce the use of animals and plans to promote alternatives to animal use, where the company already addressed such measures and alternatives in its Guidelines and Policy on Laboratory Animal Care, available on its website. Despite the proponent's objection that the company had not taken sufficient action to reduce the use of animals and promote alternatives, the Staff agreed with the company's view that the essential objective of the proposal was disclosure, rather than adoption or implementation of measures or alternatives advocated by the proponent.

Pfizer believes that it has substantially implemented the Proposal, the essential objective of which is the review of organizations involved in lobbying that receive funding or support from Pfizer. In 2012, the Proponents, along with other investors and advocates, wrote an open letter to Pfizer's Corporate Governance Committee requesting that the board undertake a review of Pfizer's membership in, or contributions to, major trade associations, political organizations, think tanks and lobbying organizations. A copy of the letter is attached hereto as Exhibit G (the "Proponents' Letter"). The Proponents' Letter addressed many of the points raised in the Proposal and included language substantially similar to the language in the Proposal.

As disclosed in Pfizer's 2013 proxy statement, in response to inquiries and discussions with key investors about the risks and benefits of associating with some of these organizations, Pfizer decided to review the company's process for funding think tanks and legislative organizations. As part of its review, Pfizer took into account the concerns raised in the Proponents' Letter, which are the same concerns appearing in the Proposal. After completing its review, Pfizer published formal third party funding criteria (the "Funding Criteria") in December 2012 and posted the Funding Criteria on its website. A copy of the Funding Criteria is attached hereto as Exhibit H. Among other things, the Funding Criteria indicate that Pfizer's support of third party organizations is evaluated based on their expertise in health care policy/advocacy and issues that impact the life sciences industry. In addition, Pfizer requires that these organizations support key issues of importance to Pfizer, including advancing biomedical research, healthcare innovation, advocating for protecting intellectual property rights and access to care.

In its 2013 proxy statement, under the "Shareholder Outreach" section, Pfizer reported on its shareholder engagement efforts, including its efforts to address concerns raised by certain stakeholders and advocacy groups regarding the risks and benefits of associating with certain organizations. The proxy statement also disclosed the fact that Pfizer "evaluate[s] all relationships with outside organizations annually and will continue to take into consideration the views of all of [its] stakeholders when deciding whether [to] continue to support any outside organization." The proxy statement also disclosed the adoption of the Funding Criteria. The relevant page of the 2013 proxy statement is attached hereto as Exhibit I.

Similar to the facts in *Target*, Pfizer believes that it has already substantially implemented the Proposal. The Proposal requests (i) a review and assessment by Pfizer's Board of Directors of organizations of which Pfizer is a member, which are involved in lobbying, and (ii) a report of this review disclosed to shareholders. As discussed above, in 2012, Pfizer undertook a review and assessment of its third party funding decisions, including with respect to legislative organizations involved in lobbying, and presented this information to the Corporate Governance Committee of the Board. Subsequently, Pfizer prepared and published the Funding Criteria on its website. Pfizer then disclosed all of the foregoing in its 2013 proxy statement. As a result, Pfizer has substantially implemented the essential objectives of the Proposal.

Where a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. Accordingly, Pfizer believes that its review, adoption of the Funding Criteria and public disclosures substantially implement the Proposal and that the Proposal is excludable under Rule 14a-8(i)(10).

VI. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to Pfizer's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

As discussed below, the Proposal implicates these considerations and may be excluded as relating to the Company's ordinary business operations because it relates to the Company's contributions to a specific organization and focuses on specific lobbying activities.

A. The Proposal Relates to Contributions to a Specific Organization.

The Staff has taken the position that shareholder proposals that relate to contributions to specific types of organizations relate to a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). *See, e.g., PepsiCo, Inc.* (Feb. 24, 2010) (permitting exclusion of a proposal prohibiting support of any organization that rejects or supports homosexuality); *Starbucks Corp.* (Dec. 16, 2009) (permitting exclusion of a proposal requesting a feasibility study on policy changes, including "minimizing donations to charities that fund animal experiments"); *Pfizer Inc.* (PETA) (Feb. 12, 2007) (permitting exclusion of a proposal requesting a report on the justification for specifically contributing to the advancement of animal-based testing); *Wachovia Corp.* (Jan. 25, 2005) (permitting exclusion of a proposal recommending that the board disallow contributions to Planned Parenthood and other similar organizations); *T. Rowe Price Group, Inc.* (Dec. 27, 2002) (permitting exclusion of a proposal prohibiting the company from supporting organizations that undermine the American war on terror).

The Staff has also permitted the exclusion of shareholder proposals that relate to contributions where the proposal itself is facially neutral, but the supporting statement demonstrates that the intent of the proposal is to stop the company from making contributions to certain organizations or types of organizations. For example, in *Johnson & Johnson* (Feb. 12, 2007), the Staff permitted the exclusion of a proposal requesting that that the company list all of its charitable contributions on the company's website because the proposal was directed at "contributions to specific types of organizations." The company noted that several statements in the preamble and supporting statement referred in some way to abortion or same-sex marriage and that the true intent of the proposal was to force the company to stop making donations to a particular charity or type of charity. The Staff concurred that the proposal therefore related to the company's ordinary business operations and was excludable under Rule 14a-8(i)(7). *See also Home Depot, Inc.* (Mar. 18, 2011) (permitting exclusion of a proposal requesting a listing of recipients of charitable contributions or merchandise vouchers of $5,000 or more because the proposal related to specific types of organizations, *i.e.*, groups supporting the gay, lesbian, bi-sexual and transgender community and same-sex marriage); *Bank of America Corp.* (Jan. 24, 2003) (permitting exclusion of a proposal to cease making charitable contributions because a majority of the proposal referenced abortion and religious beliefs); *Schering-Plough Corp.* (Mar. 4, 2002) (permitting exclusion of a proposal to form a committee to study charitable contributions because the proposal "was clearly designed to involve the [c]ompany in the issue of abortion").

Similar to the proposals in the foregoing precedents, although the Proposal itself is facially neutral in its request for a review of Pfizer's membership in and financial support of organizations involved in lobbying, the supporting statement makes clear that the Proponents disapprove of Pfizer's membership in and financial support of the American Legislative Exchange Council ("ALEC"). ALEC is discussed at length in five out of the six paragraphs of the recitals section of the supporting statement. The Proponents express concern that the ALEC relationship "may bring significant reputational and business risk to the company," refer to ALEC as having "controversial" positions and being associated with "contentious" legislation and question why Pfizer continues to be "an ALEC supporter, and does not speak out on ALEC positions that violate [Pfizer's] policies and values." The volume and substance of these statements demonstrate that the resolution and supporting statement, taken together, are directed primarily at ALEC and Pfizer's relationship with ALEC and reflect the Proponents' desire to have Pfizer cease its association with ALEC. Moreover, the true purpose of the Proposal was made clear in the Proponents' Letter in which the Proponents called on Pfizer to "consider publicly withdrawing [its] membership and financial support from ... ALEC ...."

The Proposal is primarily directed at Pfizer's association with a specific organization, ALEC, and, in effect, seeks a shareholder referendum on whether Pfizer should continue membership in ALEC. Because the Proposal is directed at contributions to ALEC specifically, the Proposal relates to Pfizer's ordinary business operations. Accordingly, Pfizer believes that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(7).

B. The Proposal Focuses Primarily on Pfizer's Specific Lobbying Activities.

The Staff has permitted exclusion of shareholder proposals requesting lobbying reports where the proposal and supporting statement, taken together, focused primarily on specific lobbying activities relating to the company's ordinary business operations. In *Bristol-Myers Squibb Co.* (Jan. 29, 2013), the Staff permitted the exclusion of a proposal requesting a report on legislative and public policy advocacy activities where the supporting statement repeatedly referenced the Patient Protection and Affordable Care Act ("PPACA") and the company's membership in the Pharmaceutical Research and Manufacturers of America Association ("PhRMA") in seven out of nine paragraphs. The Staff concurred with the company's view that despite the neutral language in the resolution, the proposal was directed at the company's involvement with the PPACA and membership in the PhRMA, focusing primarily on specific lobbying activities and not on general political activities. *See PepsiCo, Inc.* (Mar. 3, 2011) (permitting exclusion of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the supporting statement was primarily directed at the company's lobbying efforts regarding Cap & Trade legislation); *see also Duke Energy Corp.* (Feb. 24, 2012) (permitting exclusion of a proposal requesting a report on global warming-related lobbying activities because such lobbying initiatives related to an ordinary business matter, generating power for customers).

As discussed above, the majority of the supporting statement is directed at Pfizer's membership in and contributions to ALEC. Engaging in public policy issues that may affect Pfizer's ability to meet patient needs and enhance shareholder value is crucial to the operation of its business. Part of Pfizer's public policy engagement efforts include, among other things, involvement in lobbying, trade association membership and funding of think tanks and legislative organizations. Subject to Board oversight, management is responsible for making determinations as to which associations and organizations to fund based on what management believes to be in line with the best interests of the company. These decisions are often complex and multifaceted and are most efficiently and effectively made by management, rather than shareholders who are not in a position to make an informed judgment on such matters. The Proposal's attempt to direct which specific organizations Pfizer should or should not support, without the benefit of all of the information necessary to make such determinations, is precisely the type of ordinary business matter that Rule 14a-8(i)(7) is intended to exclude.

Similar to the proposal in *Bristol-Myers*, the Proposal focuses primarily on Pfizer's specific relationship with ALEC and the legislation which ALEC promotes, rather than on lobbying organizations generally. Because decisions as to which organizations to support and fund relate to Pfizer's ordinary business operations, Pfizer believes that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(7).

VII. The UUA May be Excluded as a Co-Filer of the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1) Because It Failed to Satisfy the Applicable Eligibility Requirements.

In the event that the Staff does not concur with the exclusion of the Proposal from the 2014 proxy materials pursuant to the bases discussed above, we respectfully request that the Staff concur in Pfizer's view that the UUA may be excluded as a co-filer of the Proposal because it failed to satisfy the eligibility requirements under Rule 14a-8(b). The Staff has previously concurred in the exclusion of one or more co-filers as a result of a failure to satisfy procedural and eligibility requirements. *See, e.g., AT&T Inc.* (Dec. 16, 2010); *Chesapeake Energy Corp.* (Apr. 13, 2010); *Pfizer Inc.* (*recon.* Feb. 22, 2010); *Wells Fargo & Co.* (Feb. 23, 2006).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The UUA submitted the Proposal as a co-filer on October 7, 2013. The UUA did not include any proof of ownership with its submission. After confirming that the UUA was not a shareholder of record, on October 9, 2013, Pfizer sent the Deficiency Letter to the UUA requesting a written statement from the record owner of the UUA's shares verifying that it had beneficially owned the requisite number of shares of Pfizer common stock continuously for at least one year "preceding and including October 7, 2013, the date the proponent submitted the proposal to the company." Pfizer received the Broker Letter on October 21, 2013, which verified the UUA's stock ownership as of October 11, 2013 and stated that the "shares have been held in custody for more than one year."

The Broker Letter fails to satisfy the requirements of Rule 14a-8(b) because it does not confirm the UUA's ownership of Pfizer's shares for the correct one-year period. Pursuant to the rule, the UUA is required to submit proof of ownership from October 7, 2012 (one year preceding the date of submission) to October 7, 2013 (the date of submission). The Broker Letter confirms the UUA's ownership as of October 11, 2013 and that the shares were held for "more than one year" but does not specify how long the shares have been held. As a result, the Broker Letter only confirms the UUA's ownership of Pfizer's shares from October 11, 2012 through October 11, 2013 and does not provide evidence of continuous ownership from October 7, 2012 (one year preceding the date of submission) through October 11, 2012.

The Staff has provided clear guidance that such proof of ownership is deficient, stating in Staff Legal Bulletin No. 14F (Oct. 18, 2011) that a common error made by shareholders in providing proof of ownership is to provide a letter that "speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission." Consistent with this guidance, the Staff has permitted the exclusion of proposals where the proponent's proof of ownership letter is dated after the date the proposal was submitted but only covers a period of a year. *See, e.g., Verizon Communications Inc.* (Jan. 8, 2008); *The Home Depot, Inc.* (Feb. 5, 2007); *Toll Brothers, Inc.* (Jan. 10, 2006).

Any further verification the UUA might now submit would be untimely under the Commission's rules. Therefore, in the event that the Proposal is not excludable, Pfizer believes that the UUA may be excluded as a co-filer of the Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because it failed to remedy the eligibility deficiency on a timely basis after notification by Pfizer.

VIII. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2014 proxy materials. If the Staff is unable to concur, we respectfully request that the Staff concur that the UUA may be excluded as a co-filer of the Proposal.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore

Enclosures

cc: Stephen Viederman, The Christopher Reynolds Foundation
Timothy Brennan, Unitarian Universalist Association
Timothy Smith, Walden Asset Management
Jeffery W. Perkins, Friends Fiduciary Corporation

EXHIBIT A

(see attached)

REVIEW LOBBYING AT FEDERAL, STATE, LOCAL LEVELS

Whereas: Investors are increasingly concerned about how companies lobby at the federal, state and local levels, including indirect lobbying through trade associations and tax-exempt organizations. A high level of transparency helps ensure lobbying activities are consistent with stated corporate policies and values, thereby reducing reputational and business risk that potentially could alienate consumers, investors and other stakeholders.

The tax-exempt American Legislative Exchange Council (ALEC) has come under unique scrutiny due to its controversial and partisan public policy positions and the lobbying enabled by the organization through model legislation it provides and promotes. ALEC has been associated with contentious anti-immigration, voter identification and "Stand Your Ground," legislation. More recently, ALEC initiatives have opposed climate change policies and efforts to weaken state renewable energy standards with the Heartland Institute.

Pfizer is a member of ALEC and funds its work. We believe this partnership may bring significant reputational and business risk to the company.

For example, legislation inspired by ALEC's model "Electricity Freedom Act" calling for the repeal of state-level Renewable Portfolio Standards is being presented to a number of state legislatures. In contrast, Pfizer is a leader in its commitment to address the environment and climate change.

As of July 2013, 50 corporations have ended ties with ALEC. Major corporations across a range of industries have disassociated, such as Brown-Forman, Coca-Cola, John Deere, Dell Computers, General Electric, General Motors, Johnson & Johnson, McDonald's, Medtronic, PepsiCo, Procter & Gamble, Sallie Mae, Unilever and Wal-Mart. In suspending its membership in ALEC in 2012, Wal-Mart's VP of Public Affairs remarked: "We feel that the divide between these activities and our purpose as a business has become too wide."

Yet Pfizer has decided to continue as an ALEC supporter, and does not speak out on ALEC positions that violate our company's policies and values.

Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations in which Pfizer is a member or otherwise supports financially for involvement in lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and provided to shareholders.

SUPPORTING STATEMENT

We propose the review should:

1. Examine the philosophy, major objectives and actions taken by the organization supported;

2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;

3. Determine if the relationship carries reputational or business risk that could have a negative impact on the company, its shareholders, or other stakeholders;

4. Evaluate management's rationale for its direct involvement in, or financial support of, the organization to determine if the support is in the long-term best interests of the company and its stakeholders;

5. Assess current and potential internal oversight and controls governing the use of corporate assets for political purposes.

The Christopher Reynolds Foundation
Correspondence to:
Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

October 4, 2013

Mr. Matthew Lepore
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Lepore:

The Christopher Reynolds Foundation is filing the enclosed shareholder proposal as the primary filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We presently own 258 shares of Pfizer and are the beneficial owner of at least $2,000 worth of Pfizer, Inc. stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We intend to maintain ownership of the required number of shares through the date of the next annual meeting. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant, upon request.
Our account is managed by Morgan Stanley.

The resolution will be presented in accordance with the SEC rules by us or by our proxy.

Please copy correspondence both to me and Timothy Smith (tsmith@bostontrust.com) at Walden Asset Management, one of our investment managers.

We are filing this resolution to put it officially before the company for review. As in the past we look forward to continuing this conversation with you.

Sincerely yours,

Stephen Viederman
Finance Committee

Cc. Andrea Panaritis, Executive Director panaritis@creynolds.org
Timothy Smith, Walden Asset Management
Stephen Sanger, Chair, Governance Committee



Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx and email

October 7, 2013

Mr. Stephen Viederman
The Christopher Reynolds Foundation

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2014 Annual Meeting of Shareholders: Lobbying Activities

Dear Mr. Viederman:

This letter will acknowledge receipt on October 4, 2013 of the letter dated October 4, 2013 from The Christopher Reynolds Foundation to Pfizer, Inc. submitting a shareholder proposal for consideration at our 2014 Annual Meeting of Shareholders.

Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended (Exchange Act), provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including October 4, 2013, the date the proponent submitted the proposal to the company.

Sufficient proof may be in the form of:

- a written statement from the record holder of the proponent's shares (usually a broker or bank) and a participant in the Depository Trust Company (DTC)[1] verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite number of shares for at least one year;

---

[1] In order to determine if the broker or bank holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/ alpha.pdf.

- — If the broker or bank holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership.

or

- if the proponent has filed with the Securities and Exchange Commission (SEC) a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of company shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2014 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

Sincerely,



Suzanne Y. Rolon

cc: Matthew Lepore, Pfizer Inc.
Tim Smith, Walden Asset Management

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

14850 N Scottsdale Road
6th Floor
Scottsdale, AZ 85254

Morgan Stanley

3000



UNITED STATES POSTAGE
PITNEY BOWES
02 1M $ 00.92[0]
0008002823 OCT 04 2013
MAILED FROM ZIP CODE 85254

Mr. Matthew Lepore
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

1001735703 C080



Wealth Management
14850 North Scottsdale Road
6th Floor
Scottsdale, AZ 85254
tel 480 922 7800
fax 480 922 7878
toll free 800 347 5107

Morgan Stanley


RECEIVED
OCT 0 2013
PFIZER CORPORATE
GOVERNANCE DEPT

October 4, 2013

Mr. Matthew Lepore
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Lepore,

Morgan Stanley acts as the custodian for the Christopher Reynolds Foundation.

We are writing to verify that as of this date the Christopher Reynolds Foundation currently owns 258 shares of Pfizer, Inc. common stock. We confirm that the Christopher Reynolds Foundation has beneficial ownership of at least $2000 in market value of the voting securities of the Pfizer, Inc. and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8 (a) (1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2000 in market value through the next annual meeting of Pfizer, Inc.

Sincerely,



Susan A. Cook
Associate Vice President

EXHIBIT B

(see attached)



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS



RECEIVED
OCT 08 2013
PFIZER CORPORATE
GOVERNANCE DEPT

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

October 7, 2013

Pfizer, Inc.
Attn: Mr. Matthew Lepore, Corporate Secretary
235 East 42nd Street
New York, NY 10017-5755

Re: Shareholder proposal

Dear Mr. Lepore:

The Unitarian Universalist Association ("UUA"), a holder of 12,841 shares in Pfizer, Inc. ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the members of the Board initiate a review and assessment of organizations in which Pfizer is a member or otherwise supports financially for involvement in lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable expense and omitting proprietary information, should be reviewed by the Board of Governance Committee and provided to shareholders. We are joining with The Christopher Reynolds Foundation in filing this resolution. Mr. Stephen Viederman represents The Christopher Reynolds Foundation which is the primary filer. The UUA delegates to The Foundation authority to act on behalf of the UUA in all respects with regard to this filing.

The Unitarian Universalist Association is a faith community of more than 1000 self-governing congregations that brings to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $150 million, the earnings from which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the long-term value of our investments.

Affirming the Worth and Dignity of All People

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Verification that we are beneficial owners of the requisite shares of Pfizer, Inc. will be provided upon request. If you have questions or wish to discuss the proposal, please contact Stephen Viederman at 212-639-9497.

Yours very truly,



Timothy Brennan

CC: Stephen Viederman, The Christopher Reynolds Foundation

Enclosure: Shareholder resolution on member organizations

REVIEW LOBBYING AT FEDERAL, STATE, LOCAL LEVELS

Whereas: Investors are increasingly concerned about how companies lobby at the federal, state and local levels, including indirect lobbying through trade associations and tax-exempt organizations. A high level of transparency helps ensure lobbying activities are consistent with stated corporate policies and values, thereby reducing reputational and business risk that potentially could alienate consumers, investors and other stakeholders.

The tax-exempt American Legislative Exchange Council (ALEC) has come under unique scrutiny due to its controversial and partisan public policy positions and the lobbying enabled by the organization through model legislation it provides and promotes. ALEC has been associated with contentious anti-immigration, voter identification and "Stand Your Ground," legislation. More recently, ALEC initiatives have opposed climate change policies and efforts to weaken state renewable energy standards with the Heartland Institute.

Pfizer is a member of ALEC and funds its work. We believe this partnership may bring significant reputational and business risk to the company.

For example, legislation inspired by ALEC's model "Electricity Freedom Act" calling for the repeal of state-level Renewable Portfolio Standards is being presented to a number of state legislatures. In contrast, Pfizer is a leader in its commitment to address the environment and climate change.

As of July 2013, 50 corporations have ended ties with ALEC. Major corporations across a range of industries have disassociated, such as Brown-Forman, Coca-Cola, John Deere, Dell Computers, General Electric, General Motors, Johnson & Johnson, McDonald's, Medtronic, PepsiCo, Procter & Gamble, Sallie Mae, Unilever and Wal-Mart. In suspending its membership in ALEC in 2012, Wal-Mart's VP of Public Affairs remarked: "We feel that the divide between these activities and our purpose as a business has become too wide."

Yet Pfizer has decided to continue as an ALEC supporter, and does not speak out on ALEC positions that violate our company's policies and values.

Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations in which Pfizer is a member or otherwise supports financially for involvement in lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and provided to shareholders.

SUPPORTING STATEMENT

We propose the review should:

1. Examine the philosophy, major objectives and actions taken by the organization supported;
2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;
3. Determine if the relationship carries reputational or business risk that could have a negative impact on the company, its shareholders, or other stakeholders;
4. Evaluate management's rationale for its direct involvement in, or financial support of, the organization to determine if the support is in the long-term best interests of the company and its stakeholders;
5. Assess current and potential internal oversight and controls governing the use of corporate assets for political purposes.



Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

October 9, 2013

Mr. Timothy Brennan
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Re: Shareholder Proposal for 2014 Annual Meeting of Shareholders: Lobbying Activities

Dear Mr. Brennan:

This letter will acknowledge receipt on October 8, 2013 of the letter dated October 7, 2013 from The Unitarian Universalist Association of Congregations to Pfizer, Inc. submitting a shareholder proposal for consideration at our 2014 Annual Meeting of Shareholders.

Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended (Exchange Act), provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including October 7, 2013, the date the proponent submitted the proposal to the company.

Sufficient proof may be in the form of:

- a written statement from the record holder of the proponent's shares (usually a broker or bank) and a participant in the Depository Trust Company (DTC)[1] verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite number of shares for at least one year;

---

[1] In order to determine if the broker or bank holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/ alpha.pdf.

— If the broker or bank holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership.

or

- if the proponent has filed with the Securities and Exchange Commission (SEC) a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of company shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2014 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

Sincerely,



Suzanne Y. Rolon

cc: Matthew Lepore, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

70674



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS
25 Beacon Street Boston, Massachusetts 02108 USA




U.S. POSTAGE PITNEY BOWES
ZIP 02108 $ 000.46⁰
02 1W
0001376863 OCT 15 2013

Pfizer Inc.
Attn: Matthew Lepore,
Corporate Secretary
235 East 42nd Street
New York, NY 10017-5755

10017570399





UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS


RECEIVED
OCT 21 2013
PFIZER CORPORATE
GOVERNANCE DEPT

Timothy Brennan
Treasurer and
Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

October 11, 2013

Pfizer, Inc.
Attn: Mr. Matthew Lepore, Corporate Secretary
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Lepore:

Enclosed please find a copy of a letter recently sent to Ms. Suzanne Y. Rolon, Director – Corporate Governance.

Should you need additional information do not hesitate to contact my assistant, Susan Helbert at 1-617-948-4306.

Sincerely,

Timothy Brennan

Affirming the Worth and Dignity of All People



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and
Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

October 11, 2013

Pfizer, Inc.
Attn: Ms. Suzanne Y. Rolon, Director – Corporate Governance
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Rolon:

Enclosed please find the letter of ownership from out custodian, State Street Bank, confirming that we are the beneficial owner of 10,781 shares of Pfizer, Inc and have been for more than one year.

We intend to own these shares up to and through the next Annual General Meeting of Shareholders.

Should you need additional information do not hesitate to contact my assistant, Susan Helbert at 1-617-948-4306.

Sincerely,



Timothy Brennan

cc: Matthew Lepore, Pfizer Inc.

Affirming the Worth and Dignity of All People



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

10/11/2013

To Whom It May Concern:

As of October 11, 2013, State Street Bank held 10,781 shares of PFIZER INC, CUSIP 717081103, Ticker PFE, in account number *** FISMA & OMB Memorandum M-07-16 *** The shares have been held in custody for more than one year. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Amy Youngberg
Client Service, Officer
State Street Corporation
Wealth Manager Services
816-871-3078

EXHIBIT C

(see attached)

FRIENDS FIDUCIARY

CORPORATION


RECEIVED
NOV 1 2013
PFIZER CORPORATE
GOVERNANCE DEPT

TELEPHONE
215 / 241 7272

1650 ARCH STREET / SUITE 1904
PHILADELPHIA, PA 19103

FACSIMILE
215 / 241 7871

November 12, 2013

VIA OVERNIGHT MAIL

Mr. Matthew Lepore
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Lepore:

On behalf of Friends Fiduciary Corporation, I write to give notice that pursuant to the 2013 proxy statement of Pfizer, Incorporated and Rule 14a-8 under the Securities Exchange Act of 1934, Friends Fiduciary Corporation intends to co-file the attached proposal with lead filer, The Christopher Reynolds Foundation, at the 2014 annual meeting of shareholders.

Friends Fiduciary Corporation serves more than 300 Quaker meetings, churches, and organizations through its socially responsible investment services. We have over $270 million in assets under management. Our investment philosophy is grounded in the beliefs of the Religious Society of Friends (Quakers), among them the testimonies of peace, simplicity, integrity and justice. We are long term investors and take our responsibility as shareholders seriously. When we engage companies we own through shareholder resolutions we seek to witness to the values and beliefs of Quakers as well as to protect and enhance the long-term value of our investments. As investors, we believe full disclosure and transparency are critical in the companies we own.

A representative of the filers will attend the shareholder meeting to move the resolution. We look forward to meaningful dialogue with your company on the issues raised in this proposal. Please note that the contact person for this proposal will be: Stephen Viederman. His phone number is ***FISMA & OMB Memorandum M-07-16*** and his email is ***FISMA & OMB Memorandum M-07-16*** The lead filer is authorized to withdraw this resolution on our behalf.

Friends Fiduciary currently owns more than 67,000 shares of the voting common stock of the Company. We have held the required number of shares for over one year as of the filing date. As verification, we have enclosed a letter from US Bank, our portfolio custodian and holder of record, attesting to this fact. We intend to hold at least the minimum required number of shares through the date of the Annual Meeting.

Sincerely,



Jeffery W. Perkins
Executive Director

Enclosures

cc: Stephen Viederman
Timothy Smith

REVIEW LOBBYING AT FEDERAL, STATE, LOCAL LEVELS

Whereas: Investors are increasingly concerned about how companies lobby at the federal, state and local levels, including indirect lobbying through trade associations and tax-exempt organizations. A high level of transparency helps ensure lobbying activities are consistent with stated corporate policies and values, thereby reducing reputational and business risk that potentially could alienate consumers, investors and other stakeholders.

The tax-exempt American Legislative Exchange Council (ALEC) has come under unique scrutiny due to its controversial and partisan public policy positions and the lobbying enabled by the organization through model legislation it provides and promotes. ALEC has been associated with contentious anti-immigration, voter identification and "Stand Your Ground," legislation. More recently, ALEC initiatives have opposed climate change policies and efforts to weaken state renewable energy standards with the Heartland Institute.

Pfizer is a member of ALEC and funds its work. We believe this partnership may bring significant reputational and business risk to the company.

For example, legislation inspired by ALEC's model "Electricity Freedom Act" calling for the repeal of state-level Renewable Portfolio Standards is being presented to a number of state legislatures. In contrast, Pfizer is a leader in its commitment to address the environment and climate change.

As of July 2013, 50 corporations have ended ties with ALEC. Major corporations across a range of industries have disassociated, such as Brown-Forman, Coca-Cola, John Deere, Dell Computers, General Electric, General Motors, Johnson & Johnson, McDonald's, Medtronic, PepsiCo, Procter & Gamble, Sallie Mae, Unilever and Wal-Mart. In suspending its membership in ALEC in 2012, Wal-Mart's VP of Public Affairs remarked: "We feel that the divide between these activities and our purpose as a business has become too wide."

Yet Pfizer has decided to continue as an ALEC supporter, and does not speak out on ALEC positions that violate our company's policies and values.

Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations in which Pfizer is a member or otherwise supports financially for involvement in lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and provided to shareholders.

SUPPORTING STATEMENT

We propose the review should:

1. Examine the philosophy, major objectives and actions taken by the organization supported;
2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;
3. Determine if the relationship carries reputational or business risk that could have a negative impact on the company, its shareholders, or other stakeholders;
4. Evaluate management's rationale for its direct involvement in, or financial support of, the organization to determine if the support is in the long-term best interests of the company and its stakeholders;
5. Assess current and potential internal oversight and controls governing the use of corporate assets for political purposes.



All of **us** serving you

Institutional Trust And Custody
50 South 16th Street
Suite 2000
Philadelphia, PA 19102

November 12, 2013

To Whom It May Concern:

This letter is to verify that **Friends Fiduciary Corporation** holds at least $2,000.00 worth of **Pfizer Inc** common stock. **Friends Fiduciary Corporation** has continuously owned the required value of securities for more than one year and will continue to hold them through the time of the company's next annual meeting.

The securities are held by **US Bank NA** who serves as custodian for **Friends Fiduciary Corporation**. The shares are registered in our nominee name at **Depository Trust Company**.

Sincerely,

A. Delia

Antoinette Delia
Account Associate
215-761-9340

<u>EXHIBIT D</u>

(see attached)

Shareholder Proposals

We expect the following proposals (Items 4 through 7 on the proxy card) to be presented by shareholders at the Annual Meeting. Some of the proposals contain assertions about Pfizer or other statements that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, the Board of Directors has recommended a vote against these proposals for the broader policy reasons set forth following each proposal. The names, addresses and share holdings of any co-filers of these proposals, where applicable, will be supplied upon request.

ITEM 4 – SHAREHOLDER PROPOSAL REGARDING PUBLICATION OF POLITICAL CONTRIBUTIONS

Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, DC 20037, who represents that she owns 1,200 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"Last year the owners of shares representing 4.6% of the votes cast voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

Your Company's Response:

The Board of Directors believes that the Company's current disclosures provide shareholders with comprehensive information on its political contributions. Pfizer complies fully with all federal, state and local laws, including reporting requirements, governing its corporate political and Political Action Committee (PAC) contributions. Pfizer's political contributions disclosure policy provides that "[a]ll federal and state contributions and expenditures made by the Company shall be disclosed semi-annually on the Pfizer Inc. website." This includes contributions to candidates, political committees and political parties, as well as contributions related to ballot measures. The Pfizer PAC and Corporate Political Contributions Report details, by recipient and amount, Pfizer PAC and Pfizer Inc. contributions to political committees, corporate contributions made in state and local elections, and certain contributions to trade associations. The Report also identifies, by name and title, each member of the Political Contributions Policy Committee (PCPC) and Pfizer PAC Steering Committee. The PCPC oversees the day-to-day operations of the PAC, including all PAC solicitations, and the Pfizer PAC Steering Committee reviews and approves all political contribution requests.

In addition, Pfizer asks trade associations receiving $100,000 or more from the Company in a given year to report to us the portion of Pfizer dues/payments used for political expenditures/ contributions. We voluntarily include this information in the Report and on our website. Prior to publication, the PAC and Corporate Political Contributions Report is presented to the Board. We encourage shareholders to view the report on our corporate website at: www.pfizer.com/about/ corporate_governance/political_action_committee_report.jsp.

We regularly re-evaluate our reporting practices to ensure that the Company's disclosure practices and policies meet the needs of our shareholders and other stakeholders; as part of this process, we speak with representatives from many shareholder and stakeholder groups. In 2011, the Company adopted a policy that prohibits employees from directly making independent expenditures using corporate treasury funds. This type of expenditure, which would permit employees to expressly advocate the election or defeat of a clearly identified candidate, was the subject of the United States Supreme Court's 2010 decision in *Citizens United v. Federal Election Commission*. We adopted our policy prohibiting such payments to demonstrate our responsiveness to shareholder concerns prompted by the Supreme Court's decision.

The Board believes that adopting this proposal is not in the best interests of the Company and its shareholders and, furthermore, that the proponent's request—specifically, that these contributions be published in certain U.S., local, and national newspapers and additional shareholder reports—would be an unnecessary expenditure of corporate resources and would not be useful to shareholders.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 5 – SHAREHOLDER PROPOSAL REGARDING ACTION BY WRITTEN CONSENT

Mr. William Steiner, *** FISMA & OMB Memorandum M-07-16 *** , who represents that he owns 12,700 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

In spite of our company trying to create the impression that it is shareholder-friendly, our company used corporate money to tilt the vote against widely-supported shareholder proposals in 2011. This included shareholder proposals for a shareholder right to act by written consent and a shareholder proposal for 10% of shareholders to call a special meeting. As a result the strong 2011 shareholder support for these topics was probably understated.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent—Yes on 5.**

EXHIBIT E

(see attached)

SHAREHOLDER PROPOSALS

We expect the following proposals (Items 5 through 10 on the proxy card) to be presented by shareholders at the Annual Meeting. Some of the proposals contain assertions about Pfizer or other statements that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, the Board of Directors has recommended a vote against these proposals for broader policy reasons, as set forth following each proposal. The names, addresses and share holdings of any co-filers of these proposals, where applicable, will be supplied upon request.

ITEM 5—SHAREHOLDER PROPOSAL REGARDING PUBLICATION OF POLITICAL CONTRIBUTIONS

Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, DC 20037, who represents that she owns 1,200 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

YOUR COMPANY'S RESPONSE:

The Board believes that the Company's current disclosures provide shareholders with comprehensive information on its political contributions. Pfizer complies fully with all federal, state and local laws and reporting requirements governing its Political Action Committee (PAC) and corporate political contributions. Pfizer's Political Disclosure Policy provides that, "All federal and state contributions and expenditures made by the Company shall be disclosed semi-annually on the Pfizer Inc. website." This includes contributions to candidates as well as to political committees, ballot measures and political parties. The Pfizer PAC and Corporate Political Contributions Report details, by recipient and amount, Pfizer PAC and Pfizer Inc. contributions to political committees, corporate contributions made in state and local elections, and certain contributions to trade associations. The report also identifies, by name and title, each member of the Political Contributions Policy Committee and Pfizer PAC Steering Committee, the two committees that make political contribution decisions.

In addition, Pfizer requests that trade associations receiving $100,000 or more from the Company in a given year report the portion of Pfizer dues/ payments used for political expenditures/contributions. This information, provided voluntarily on our part, is also included in the report and disclosed on our corporate website. Prior to publication, the PAC and Corporate Political Contributions Report is presented to the Board of Directors. We encourage shareholders to view the report on our corporate website

at: www.pfizer.com/about/corporate_governance/
political_action_committee_report.jsp.

The Company re-evaluates its reporting practices continuously to ensure that its disclosure and policies meet the needs of its shareholders and all stakeholders. Most recently, the Company adopted a policy that prohibits employees from directly making independent expenditures using corporate treasury funds. This type of expenditure, which expressly advocates the election or defeat of a clearly identified candidate, was the subject of the United States Supreme Court's decision in *Citizens United v. Federal Election Commission* in 2010. We adopted this policy to demonstrate our responsiveness to shareholder concerns prompted by the United States Supreme Court's decision.

The Board of Directors believes that adopting this proposal is not in the best interests of the Company and its shareholders. It believes that the additional information requested by the proponent, specifically to publish these contributions in certain U.S., local, and national newspapers and to provide separate shareholder reports about them, would be an unnecessary expenditure of corporate resources and would not be useful to shareholders.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 6—SHAREHOLDER PROPOSAL REGARDING PUBLIC POLICY INITIATIVES

National Legal and Policy Center, 107 Park Washington Court, Falls Church, Virginia 22046, which represents that it owns 150 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

WHEREAS:

Pfizer's primary responsibility is to create shareholder value. The Company should pursue legal and ethical means to achieve that goal, including identifying and advocating legislative and regulatory public policies that would advance Company interests and shareholder value in a transparent and lawful manner.

RESOLVED: The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, report to shareholders annually on the Company's process for identifying

EXHIBIT F

(see attached)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 26, 2012

PFIZER INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-3619**	**13-5315170**
(State or other Jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
235 East 42nd Street **New York, New York** (Address of principal executive offices)		**10017** (Zip Code)

Registrant's telephone number, including area code:

(212) 733-2323

Not Applicable
(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the obligation of the registrant under any of the following provisions:

[ ] Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders

(a) Pfizer's Annual Meeting of Shareholders was held on April 26, 2012.

(b) Shareholders voted on the matters set forth below.

1. The nominees for election to the Board of Directors were elected, each for a one-year term, based upon the following votes:

Nominee	Votes For	Votes Against	Abstentions	Broker Non-Votes
Dennis A. Ausiello	5,237,792,339	44,427,736	16,200,247	941,266,186
M. Anthony Burns	5,195,193,778	86,955,169	16,273,232	941,266,186
W. Don Cornwell	5,138,452,279	138,258,325	21,710,058	941,268,156
Frances D. Fergusson	5,209,177,936	67,697,761	21,544,464	941,268,156
William H. Gray, III	5,144,354,646	131,959,395	22,108,002	941,266,186
Helen H. Hobbs	5,224,438,298	52,512,871	21,466,766	941,266,186
Constance J. Horner	5,190,908,220	86,614,493	20,899,900	941,266,186
James M. Kilts	5,152,407,085	125,802,968	20,203,024	941,268,156
George A. Lorch	5,195,217,758	81,410,083	21,791,120	941,266,186
John P. Mascotte	5,231,292,675	50,800,658	16,329,166	941,266,186
Suzanne Nora Johnson	5,198,479,329	79,113,151	20,825,271	941,268,156
Ian C. Read	5,091,227,906	189,617,720	17,576,937	941,266,186
Stephen W. Sanger	5,235,140,418	46,353,659	16,928,527	941,266,186
Marc Tessier-Lavigne	5,244,156,515	32,729,519	21,530,656	941,266,186

2. The proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2012 was approved based upon the following votes:

Votes for approval	6,156,233,493
Votes against	65,519,014
Abstentions	17,934,694
Broker Non-Votes	N/A

3. The proposal to approve, on an advisory basis, the compensation of the Company's Named Executive Officers was approved based upon the following votes:

Votes for approval	5,074,328,710
Votes against	174,412,746
Abstentions	49,669,469
Broker-Non Votes	941,268,156

4. The shareholder proposal regarding publication of political contributions was not approved based upon the following votes:

Votes for approval	204,684,969
Votes against	4,780,810,687
Abstentions	312,898,432
Broker-Non Votes	941,269,799

5. The shareholder proposal regarding action by written consent was not approved based upon the following votes:

Votes for approval	2,623,725,971
Votes against	2,624,253,841
Abstentions	50,392,663
Broker non-votes	941,307,778

6. The shareholder proposal regarding special shareholder meetings was not approved based upon the following votes:

Votes for approval	2,078,249,503
Votes against	3,180,552,583
Abstentions	39,576,219
Broker non-votes	941,307,778

7. The shareholder proposal regarding an advisory vote on director pay was not approved based upon the following votes:

Votes for approval	288,756,654
Votes against	4,859,908,501
Abstentions	149,735,642
Broker non-votes	941,269,799

(c) Not applicable
(d) Not applicable.

SIGNATURE

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the authorized undersigned.

PFIZER INC.

By: /s/ Matthew Lepore
Matthew Lepore
Title: Vice President & Corporate Secretary

Dated: April 27, 2012

<u>EXHIBIT G</u>

(see attached)

July 18, 2012

Mr. William H. Gray III
Chair, Corporate Governance Committee
Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Dear Mr. Gray

We write to you to express our concerns about the company's relationship with the American Legislative Exchange Council ("ALEC") and the Heartland Institute ("Heartland") and believe this involvement deserves the urgent attention of Pfizer's Board and management.

We are investors and advocates who are encouraging companies to be transparent regarding their political spending and lobbying expenditures, policies and oversight. As you are aware, the opportunity for increased corporate political spending in the aftermath of the 2010 U.S. Supreme Court *Citizens United* decision has prompted a widespread public debate on the role of corporations in the political process.

In recent years, investors and advocates have participated in hundreds of discussions with companies about best disclosure practices for political spending and lobbying. These discussions have included a focus on third party spending through trade associations, as well as payments to, and membership in, think tanks and tax-exempt organizations that write and endorse model legislation.

This year, membership in and contributions to ALEC and Heartland have come under special scrutiny. Since a primary objective of ALEC and Heartland is to influence public policy and legislation, investors and advocates are assessing company ties to these highly controversial and partisan organizations as part of their evaluation of disclosure of political spending and lobbying activities. Numerous companies have withdrawn membership and funding after deciding that their involvement was neither a prudent use of corporate resources, nor worth the risk to their brand and reputation.

Corporate reputation is an important component of shareholder value. According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[1]

[1] "Reputation Risk," The Conference Board, 2007, p. 6.

We write today because we understand that Pfizer is a member of both ALEC and Heartland. We question if these relationships expose the company to unnecessary reputational and business risk, associating the company with controversial public positions that include Stand Your Ground laws, anti-immigration legislation, denial of climate change and an aggressive attack on the Environmental Protection Agency. The company's public commitment to corporate responsibility is undercut by its involvement in ALEC and Heartland.

In our view, the risks of supporting these organizations outweigh the benefits. We are also skeptical that internal controls can adequately mitigate such risks. Thus we urge you to consider publicly withdrawing your membership and financial support from both ALEC and Heartland.

The reputational issues raised by ALEC and Heartland present an important opportunity for the Board to examine safeguards and processes in place to ensure that membership in and support for organizations that influence public policy do not undermine Pfizer's corporate reputation. Hence, we believe that the Board Governance Committee should initiate a comprehensive review of the business rationale and other criteria used to evaluate memberships in, or contributions to, major trade associations, political organizations, and think tanks and lobbying organizations starting with ALEC and Heartland. Board involvement provides important oversight as well as an independent perspective that can reflect investor interests and input.

We recommend that the Board take the following steps for each organization the company is funding:

- Review the philosophy, major objectives and actions taken by the organization;
- Assess the level of consistency between the company's stated policies, principles and Code of Conduct with those of the funded organization;
- Evaluate management's rationale supporting its involvement with the organization, with a focus on the long-term best interests of the company and its stakeholders;
- Determine if the relationship contributes to reputational risk and if there are other negative impacts on stakeholders.
- Assess current and potential internal controls regarding the use of corporate assets for these political purposes

We recommend that the Board share a summary of this review and its findings with shareholders. A number of companies have initiated reviews of the pros and cons of continuing these relationships and decided to end their ties. As noted previously, we believe such a review will show that the company's relationship with ALEC and Heartland presents significant reputational and business risk that merits the Board's focused attention and action. We look forward to your response to this request. Please reply to Tim Smith at Walden Asset Management who will communicate with all of the signatories to this letter.

Sincerely,



Timothy Smith
Senior Vice President, Director of ESG Shareholder Engagement
Walden Asset Management
One Beacon Street
Boston, MA 02108
617-726-7155
tsmith@bostontrust.com



Paul Booth
Executive Assistant to the President
AFSCME
1625 L Street NW
Washington DC, 20036



Bennett Freeman
Senior Vice President
Sustainability Research & Policy
Calvert Investments
4550 Montgomery Avenue
Bethesda, MD 20814



Adam Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012

Julie Fox Gorte, Ph.D
Senior Vice President for Sustainable Investing
Pax World Management LLC
30 Penhallow Street
Portsmouth, NH 03801

Laura Berry
Executive Director
Interfaith Center on Corporate Responsibility
475 Riverside Drive, Suite 1842
New York, NY 10115

Lauren Compere
Managing Director
Boston Common Asset Management
84 State Street, Suite 940
Boston, MA 02110
Richard W. Torgerson

Susan Smith Makos
Vice President of Social Responsibility
Mercy Investment Services, Inc.
4776 South Lake Drive
Boynton Beach, FL 33436

Sister Patricia Daly, OP
Executive Director, Tri-State Coalition for Responsible Investment
Representative, Congregation of the Sisters of St. Dominic of Caldwell NJ
40 South Fullerton Avenue
Montclair, NJ 07042

Thomas E. Ellington, II
Shareholder Advocacy & SRI Research
The Sustainability Group of Loring, Wolcott & Coolidge
230 Congress Street
Boston, MA 02110

Director of Social Research & Shareholder Advocacy
Progressive Asset Management, Inc.
1814 Franklin Street, #503
Oakland, CA 94612

Daniel Stranahan
Secretary-Treasurer
The Needmor Fund
2123 West Webster Avenue
Chicago, IL 60647

Judy Byron, OP
Director
Northwest Coalition for Responsible Investment
1216 NE 65th Street
Seattle, WA 98115

Barbara Jennings, CSJ
Director
Midwest Coalition for Responsible Investment
6400 Minnesota Avenue
St. Louis, MO 63111

Lincoln Pain, CFP®, AIF®
CFP Practitioner
Effective Assets™
1510 Walnut Street, Suite E
Berkeley, CA 94709

Bro. Steven O'Neil, SM
Shareholder Action Coordinator
Marianist Province of the US
340 Jackson Avenue
Mineola, NY 11501

Kristina Curtis
Senior Vice President
Green Century Capital Management
114 State Street, Suite 200
Boston, MA 02109

Gwen Farry, BVM
Representative
Sisters of Charity, BVM
205 W Monroe, Suite 500
Chicago, IL 60606

Rob Thomas
President and Chief Executive Officer
Social(k)
250 Albany Street
Springfield, MA 01105

Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108

Ann Krumboltz
Executive Director
The Brainerd Foundation
1601 Second Avenue
Seattle, WA 98101

Victor De Luca
President
Jessie Smith Noyes Foundation
6 East 39th Street
New York, NY 10016

Jenny Russell
Executive Director
Merck Family Fund
95 Eliot Street
Milton, MA 02186

Andrew Behar
CEO
As You Sow
311 California Street, Suite 650
San Francisco, CA 94104

Rev. Joseph P. LaMar, M.M.
Assistant Chief Financial Officer
(Corporate Social Responsibility)
Maryknoll Fathers and Brothers
P. O. Box 305
Maryknoll, NY 10545

Shelley Alpern
Trillium Asset Management
711 Atlantic Avenue, 4th floor
Boston, MA 02111

Richard Woo
Chief Executive Officer
The Russell Family Foundation
3025 Harborview Drive
Gig Harbor, WA 98335

Stephen Viederman
Chair, Finance Committee
Christopher Reynolds Foundation

*** FISMA & OMB Memorandum M-07-16 ***

Stella Storch
CSA Justice Coordinator
Congregation of Sisters of St. Agnes
(General Council)
320 County Road K
Fond du Lac, WI 54937

Sister Ruth Geraets
Congregational Treasurer
Presentation Sisters of the BVM
1500 North 2nd Street
Aberdeen, SD 57401

Sonia Kowal
Director of Socially Responsible
Investing
Zevin Asset Management, LLC
50 Congress Street, Suite 1040
Boston, MA 02109

Nora M. Nash, OSF
Director Corporate Social
Responsibility
Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014

Carolyn Whited
Sisters of the Holy Family
159 Washington Boulevard
Mission San Jose, CA 94539

Linda Hincken
Chief Financial Officer
Sisters of the Order of St. Dominic
555 Albany Avenue
Amityville, NY 11701

Reverend Chet Artysiewicz
President
The Home Missioners of America
P. O. Box 465618
Cincinnati, OH 45246

Srs. Edie Daly, Barbara Metz,
Maureen Marr
Boston Province Leadership Team
Sisters of Notre Dame de Namur
Boston Province Center
351 Broadway, Everett, MA 02149

Dr. Clifford I Johnson
President
American Baptist Home Mission
Societies
P.O. Box 851
Valley Forge, PA 19482-0851

Denise Granger, SSJ
Coordinator, Office of Justice and
Peace
Sisters of St. Joseph of Springfield
34 Lower Westfield Road
Holyoke, MA

Cathy Rowan
Corporate Responsibility Coordinator
Maryknoll Sisters
P. O. Box 311
Maryknoll, NY 10462

Laura Campos
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

Sisters of St. Dominic of Blauvelt, NY
Leadership Team
496 Western Highway
Blauvelt, NY 10913

cc: Mr. Ian Read

Appendix: Companies Leaving ALEC and/or Heartland and Sample Press Coverage:

Corporations Cutting Ties with ALEC: *(as of July 10, 2012)*

PepsiCo	**Kaplan**
Coca-Cola Company	**Scantron Corporation**
Kraft Foods	**Amazon.com**
Intuit	**Wal-Mart**
McDonald's	**Medtronic**
Wendy's	**Johnson & Johnson**
Mars	**Dell**
Arizona Public Service	**Best Buy**
Reed Elsevier	**John Deere**
American Traffic Solutions	**Hewlett-Packard**
Blue Cross Blue Shield	**CVS Caremark**
YUM! Brands	**MillerCoors**
Procter & Gamble	

Corporations Cutting Ties with Heartland Institute: *(as of June 22, 2012)*

LKQ Corporation	**Eli Lilly & Co.**
Verizon	**USAA**
CUNA	**Nationwide Insurance**
Bayer Corporation	**Allied World Insurance**
GlaxoSmithKline	**XL Group**
Wisconsin Insurance Alliance	**Renaissance ReService, Ltd.**
BB&T	**State Farm Insurance**
PepsiCo	**Diageo**
Farmers Insurance	**Assoc. Bermuda Insurers**
General Motors	**Amgen Corporation**

The following excerpts from stories exemplify some of the controversies and risks relationships with ALEC and Heartland entail.

Florida's now-infamous Stand Your Ground law, which lets you shoot someone you consider threatening without facing arrest, let alone prosecution, sounds crazy — and it is. And it's tempting to dismiss this law as the work of ignorant yahoos. But similar laws have been pushed across the nation, not by ignorant yahoos but by big corporations.[2]

The corporations abandoning ALEC aren't explicitly citing the Stand Your Ground statutes as the reason for their decision. But many joined the group for narrower reasons, like fighting taxes on soda or snacks, and clearly have little interest in

---

[2] Paul Krugman, "Lobbyists, Guns and Money," New York Times, March 25, 2012.

voter ID requirements or the N.R.A.'s vision of a society where anyone can fire a concealed weapon at the slightest hint of a threat.[3]

Johnson & Johnson was smart to sever its ties to the American Legislative Exchange Council, a secretive political group that's become notorious for generating harmful legislation around the country. ... Other major companies, including Wal-Mart, Coca-Cola, Pepsi, Amazon and McDonald's, have already broken up with ALEC because they don't want their brands tarnished by its sloppy legislation and backroom methods. The group writes self-serving bills and feeds them straight to legislators (mostly Republican). It's less transparent than lobbying, and it's not surprising that the results often encroach on people's rights.[4]

"Worse ensued early this month after the institute put up a digital billboard in Chicago that linked belief in global warming to madness and terrorism. It depicted the 'Unabomber', a mass-murderer called Ted Kaczynski, with the slogan, 'I still believe in Global Warming. Do you?' The offending sign lasted only for a day. But PepsiCo, BB&T bank and Eli Lilly, a pharma company, are among donors that announced the end of their support."[5]

The publicity around the donors' list made it difficult for companies with public commitment to sustainability, such as the General Motors Foundation, to continue funding Heartland. The GM Foundation soon announced it was ending its support of $15,000 a year. But what had been a gradual collapse gathered pace when Heartland advertised its climate conference with a billboard on a Chicago expressway comparing believers in climate science to the Unabomber.[6]

---

[3] "Embarrassed by Bad Laws," New York Times, 4/16/12.
[4] "Johnson & Johnson right to pull out of ALEC," The Star-Ledger, June 13, 2012.
[5] "Toxic shock: A climate-change skeptic is melting," The Economist, May 26th, 2012.
[6] Suzanne Goldenberg, "Heartland Institute facing uncertain future as staff depart and cash dries up," The Guardian, May 9 2012.

<u>EXHIBIT H</u>

(see attached)



Third Party Funding Criteria

Decisions to fund think tanks and legislative organizations shall be made based on the following criteria:

- The organization ought to have an interest and expertise in health care policy/advocacy and engage on issues that impact the life science industry (IP/tax/trade);
- The interactions between Pfizer and the organizations should support key issues of importance to Pfizer including advancing biomedical research, health care innovation, advocating for protecting intellectual property rights and access to care;
- The organization ought to have a strong presence nationally and/or statewide in priority states with unique capabilities to reach priority constituencies;
- Organizations requesting funds must confirm that Pfizer has not provided more than 50% of the organization's funding in the calendar year;
- Organizations will be required to sign a Letter of Agreement (LOA) or other appropriate agreement acknowledging Pfizer's funding for the purposes outlined in the Agreement.

December 2012

EXHIBIT I

(see attached)

Shareholder Outreach

The Company's relationships with its shareholders and other stakeholders are a critical part of our corporate governance profile, and we recognize the value of taking their views into account. Among other things, engagement with our shareholders and other stakeholders helps us to understand the larger context and impact of our operations, learn about expectations for our performance, assess emerging issues that may affect our business or other aspects of our operations, and shape policy.



Throughout 2012, we engaged in discussions with shareholders on a wide variety of matters, including corporate political expenditures; our executive compensation program and disclosures; the advisability of providing shareholders with the ability to act by written consent; and so-called "proxy access."

Throughout 2012, we engaged in extensive discussions with shareholders on a wide variety of matters. Considering that it was an election year, and in the wake of the United States Supreme Court decision in *Citizens United,* the topic of corporate political expenditures was frequently discussed with shareholders and other stakeholders interested in Pfizer's policies, practices and disclosures.

Because we operate in a highly regulated and competitive industry, it is crucial that we engage regularly on public policy issues that may affect our ability to meet patient needs and enhance shareholder value. We also are a member of several industry and trade groups that represent both the pharmaceutical industry and the business community at large in an effort to bring about constructive discourse on broad policy issues that can impact our business objectives. Our participation as a member of these various industry and trade groups comes with the understanding that we may not always agree with the positions held by the larger organization on certain issues. When necessary, we will voice any concerns through our colleagues who serve on the boards and committees of those groups. We evaluate all relationships with outside organizations annually, and will continue to take into consideration the views of all of our stakeholders when deciding whether we continue to support any outside organization.

In 2012, Pfizer's contributions to legislative organizations and think tanks were spotlighted by some stakeholders and advocacy groups. In response to inquiries and discussions with key investors about the risks and benefits of associating with some of these organizations, we published our formal funding criteria for these groups. Among other things, the criteria indicate that our support of these organizations is evaluated based on their expertise in healthcare policy/advocacy and issues that impact the life sciences industry. In addition, we require that these organizations support key issues of importance to Pfizer, including advancing biomedical research, healthcare innovation, advocating for protecting intellectual property rights and access to care. In 2010, we adopted a strict policy precluding Pfizer from making direct "independent expenditures" in connection with any federal or state election. This action formalized a process that was underway for many years at Pfizer and was adopted in response to shareholders' concerns about corporate political spending in the wake of *Citizens United.*

This action and others mentioned above demonstrate our ongoing commitment and responsiveness to addressing the concerns of our shareholders. Additional information regarding Pfizer's political contributions can be found at www.pfizer.com/responsibility/grants_contributions/lobbying_and_political_contributions.jsp.

We also discussed a number of other matters with investors, including:

- Our executive compensation program and disclosures. See "Item 3—Advisory Approval of Executive Compensation" and "Compensation Discussion and Analysis" elsewhere in this Proxy Statement.
- The advisability of providing shareholders with the ability to act by written consent. See "Item 5—Shareholder Proposal regarding Action by Written Consent."
- The potential benefits and risks of giving shareholders the ability to nominate Directors without having to resort to a proxy contest, and the terms on which such "proxy access" might be provided.

